Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer
April 20, 2007

VIA EDGAR AND E-MAIL

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company
Form 10-K for the year ended December 31, 2005
File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the additional comment and request for supplemental information set forth in your letter of March 16, 2007 regarding the Annual Report on Form 10-K/A for the year ended December 31, 2005 (the "2005 10-K/A Report") filed by Ford Motor Credit Company.  For the convenience of the Staff, the comment is repeated verbatim with our response immediately following.

Consolidated Financial Statements

1.
We note your response to prior comment 1 whereby you indicate that you believe it is "more likely than not" based on your evaluation of the preponderance of the evidence that you will hold any given receivable for the foreseeable future. On that basis, you believe you can assert, at origination, that you have the intent and ability to hold the particular individual receivable for the foreseeable future or maturity. SOP 01-6 requires an assertion that management has the intent and ability to hold the receivable for the foreseeable future or until maturity in order to classify a receivable as held for investment. To the extent that this assertion cannot be made, the receivables should be classified as held for sale and carried at the lower of cost or fair value. While SOP 01-6 does not provide prescriptive guidance on how to evaluate intent, the staff does not believe that the use of a "more likely than not" threshold is a reasonable interpretation of SOP 01-6's requirement for management to have the ability and intent to hold the receivable for the foreseeable future or until maturity. We believe that to the extent that management is unable to assert, at inception, that it is probable they will hold the receivable for the foreseeable future or maturity, then the receivables should be classified as held for sale. The staff does not object to the use of either an individual or portfolio approach for purposes of determining the amount of receivables that should be classified as held for sale, as long as the policy is consistently applied. Recognizing the inherent judgment, the staff also does not object to the company's conclusion that a one year timeframe would be an acceptable time horizon for assessing the foreseeable future provided it is not inconsistent with the company's budgeting and forecasting practices. To the extent you believe that applying the above guidance would not have a material impact, please provide us with your SAB 99 materiality analysis to support that conclusion. Please ensure your materiality analysis considers the effect on each of the primary financial statements, as well as any important trends or ratios.

Response: In the absence of authoritative literature on how to evaluate intent for purposes of SOP 01-6, we and PricewaterhouseCoopers continue to believe our consistently applied accounting policy of analyzing and classifying receivables on a receivable-by-receivable basis and applying a "more-likely-than-not" threshold has been appropriate.  In consideration of the Staff's interpretation and guidance as set forth in the March 16, 2007 letter to us that a "probable" threshold should be used to evaluate intent, we have re-examined the analysis we submitted to the Staff on February 13, 2007.  This analysis reflected actual sales of U.S. retail quarterly originations from 2003 through 2006 as well as the potential impact on prior accounting conclusions and financial reporting.  For purposes of this review, we have defined probable to mean at least a 70% likelihood.  As the data shows, there were only two quarters during this period in which we retained less than 70% of the U.S. retail receivables originated for at least twelve months – i.e., the third and fourth quarters of 2004.  At the time those receivables were originated, however, there was nothing in our historical receivable sales experience (no prior quarters where retention rates were less than 70%) nor existing information identifying any of the individual receivables for inclusion in a specific off-balance sheet structure that would have contradicted an assertion that it was probable we would hold originations in those quarters for at least twelve months.  Therefore, there would be no difference to our original accounting and financial statements as a result of applying the Staff's guidance.

Notwithstanding the above, we recognize that the Staff believes our historical accounting is in error due to the utilization of a more-likely-than-not threshold.  We believe that in light of the manner of presentation of the statement of cash flows and related disclosures in prior filings that our current presentation does not result in materially misleading information in our income statement, balance sheet or statement of cash flows.  We also believe that users of our financial statements understand that the nature of our business and the resulting nature of our cash flows are significantly different from the cash flows of non-financial enterprises. Our cash flows are more complex and interrelated than those of non-financial enterprises and larger in relation to net income and net assets than are the cash flows of a non-financial enterprise.  We believe that users of our financial statements view the cash flows associated with retail receivable purchases as a core part of our financing business and therefore are not as concerned with the particular classification within the statement of cash flows.  Consistent with this, had we classified the receivables that were actually sold in these two quarters as held-for-sale, there would have been no effect on our total cash flows.

We have also examined and considered the impact of classifying these two quarters of originations as held-for-sale on the income statement and the balance sheet, as well as the impact to disclosures of receivable levels and credit loss metrics.  Since the fair value of the two portfolios originated was greater than book value in each reporting period presented, no additional valuation allowance would have been required to be recognized through earnings and no adjustment to net income would have been made.  Held-for-sale receivables would have been separately presented on our balance sheet, but total assets would have remained unchanged.  Our disclosures regarding receivable levels and credit loss metrics would have been unchanged because we would continue to present these disclosures on a managed basis – which includes held-for-sale receivables – and is consistent with how our investors would view this change in accounting classification.  Any differences to GAAP would have been reconciled through separate required disclosures.

In consideration of the Staff's views on evaluation of intent for purposes of SOP 01-6, we will utilize a probable threshold on a prospective basis.  In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and in future Form 10-K reports, we will include disclosures substantially along the following lines as part of our Accounting Policies note to the financial statements included in those reports:

Receivables Classifications

Receivables are accounted for as held-for-investment (HFI) if management has the intent and ability to hold the receivables for the foreseeable future or until maturity or payoff and are recorded at cost.  The determination of intent and ability for the foreseeable future at origination is highly judgmental and requires management to make good faith estimates based on all information available at the time.  Once a decision has been made to sell specific receivables not previously classified as held-for-sale (HFS), such receivables are transferred into the held-for-sale classification and carried at the lower of cost or fair value.  Any amount by which cost exceeds fair value is accounted for as a valuation allowance offset to income.  We use internally developed quantitative methods to determine fair value that incorporate appropriate funding pricing and enhancement requirements, as well as estimates concerning credit losses and prepayments.

Regardless of receivable classification, retained interests related to sold receivables are classified and accounted for as available-for-sale securities.  The initial receipt of retained interests represents a non-cash transfer and subsequent cash flows related to repayment of the retained interests is recorded as an investing activity.

We classify receivables on a receivable-by-receivable basis.  Specific receivables included in off-balance sheet securitizations or whole-loan sale transactions are generally not identified until the month in which the sale occurs.  Each quarter we make a determination of whether it is probable that receivables originated during the quarter will be held for the foreseeable future based on historical receivable sale experience, internal forecasts and budgets, as well as other relevant, reliable information available through the date of evaluation.  For purposes of this determination, we define probable to mean at least 70% likely and, consistent with our budgeting and forecasting period, we define foreseeable future to mean 12 months.  We consider off-balance sheet funding channels in connection with our quarterly receivable classification determination.

Held-For-Investment
Finance receivables originated during the quarter for which we determine that it is probable we will hold for the following twelve months are classified as HFI and carried at amortized cost. Beginning in November 2005, all wholesale receivables are classified as HFI at origination.  Prior to November 2005, certain wholesale receivables were originally classified as HFS because we had committed to sell these receivables to an off-balance sheet trust.  All retail receivables are classified as HFI at origination during all periods presented.  Cash flows resulting from the purchase of these receivables that are originally classified as HFI  are recorded as an investing activity.  Once a decision has been made to sell specifically identified receivables that were originally classified as HFI and the receivables are sold in the same reporting period, the receivables are reclassified as HFS and simultaneously removed from the balance sheet.  The fair value adjustment is incorporated and recognized in the net gain on sale of receivables component in the Investment and other income related to the sales of receivables line in the income statement. If the receivables have been selected for an off-balance sheet transaction that has not occurred at the end of the reporting period, the receivables are reclassified as HFS and a valuation adjustment is recorded in Other income to recognize the receivables at the lower of cost or fair value.  Cash flows resulting from the sale of the receivables that were originally classified as HFI are recorded as an investing activity since GAAP requires the statement of cash flow presentation to be based on the original classification of the receivables.  See Proceeds from sales of receivables and retained interests in Note 7 to the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2006 for details on the proceeds from the sale of receivables that were originally classified as HFI.

Held-For-Sale
Finance receivables originated during the quarter for which we determine that it is not probable we will hold for the following twelve months are classified as HFS and carried at the lower of cost or fair value.  Cash flows resulting from the purchase of these receivables are recorded as an operating activity.  The valuation adjustment, if applicable, is recorded in Other income to recognize the receivables at the lower of cost or fair value.  Once specifically identified receivables that were originally classified as HFS are sold, the receivables are removed from the balance sheet and the fair value adjustment is incorporated into the book value of receivables for purposes of determining the gain on sale.  Cash flows resulting from the sale of the receivables that were originally classified as HFS are recorded as an operating activity.  As a result of our accounting for any retained interest related to sold receivables as available-for-sale securities, there will be a net operating cash outflow impact for these receivables since the cash flows related to the retained interest will be classified as investing cash inflows.

* * *

In connection with our response to your comment, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the response set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,
/s/ Kenneth R. Kent
Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc:           Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Kevin F. Riordan, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP
John Lawton, National Office Partner, PricewaterhouseCoopers LLP